NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

07028334

FILE No.
82-4749

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2007
WASH, DC
160

November 8, 2007

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated November 8, 2007

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7

PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — NOVEMBER 8, 2007

News Release: **07-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi identifies HIGH GRADE GOLD ZONES including 246.6 g/t (7.9 OPT) GOLD in trenching at Viking

Northern Abitibi Mining Corp. ("Northern Abitibi") is extremely pleased to announce that assay results from its recent trenching program at the Viking property in western Newfoundland have been received. The trenching program has uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 g/t, occurring over an area exceeding 1,500 meters in strike length.

The attached map shows the location of the 6 trenches completed during the program. Trench 1 was excavated over a small outcrop originally discovered by Altius Resources in 2005. Trenching at this location uncovered a 25 cm by 50 cm subcropping boulder of quartz with minor sulfides that contains 246.6 g/t Au (7.93 OPT) and 215.8 g/t Ag (6.94 OPT). This extremely high-grade sample corresponds to a poorly exposed linear gully and the extent and orientation of the vein remains poorly defined. Delineating the extent of this vein will be an important part of the next phase of exploration at Viking. Immediately adjacent to the high-grade sample is a 7 meter wide zone of sericite and carbonate altered augen gneiss containing sheeted and stockwork quartz veins. Chip samples across this zone returned a length weighted average of 2.2 g/t Au over 7 meters in a mineralized halo adjacent to the high-grade zone.

Fifty meters west of the high grade sample, a 1 to 2 meter wide quartz-sericite-pyrite altered deformation zone is partially exposed for 30 meters along strike. Two chip samples across portions of this zone returned 1.1 g/t Au over 0.7 meters, and 1.0 g/t Au over 1.2 meters.

Trench 4, the most easterly of the six trenches at Viking, uncovered a 20 cm wide east-trending quartz-sulfide vein containing 18.5 g/t Au. The access road into trenches 1 to 4 partially uncovered a quartz-sericite-pyrite altered shear zone. A 0.6 meter chip across a portion of this zone contained 8.5 g/t Au.

Table 1. Select sample results from the 2007 trenching program at Viking

Location	Description	Au g/t	Ag g/t
Trench 1	Subcropping quartz-sulfide vein	246.6	215.8
Trench 1	7 meter chip sample across quartz stockwork zone adjacent to vein above	2.2	0.5
Trench 1	0.7 meter chip sample across quartz-sericite-pyrite altered ductile shear zone	1.1	1.1
Trench 1	1.2 meter chip sample across quartz-sericite-pyrite altered ductile shear zone	1.0	1.7
Trench 4	20 cm wide east west trending quartz-sulfide vein	18.5	4.9
Trench 4	10 cm wide clear to white quartz vein in a granite-aplite dike	1.4	0.2
Access Road	0.6 meter chip across quartz-sericite-pyrite altered shear zone	8.5	37.7
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	1.1	6.5
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	2.2	8.2
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	26.6	79.1

Trench 6, the most westerly of the Viking trenches, uncovered numerous large 1 to 2 meter size angular boulders of sericite-carbonate altered fine-grained intrusive rock with sheeted and stockwork quartz veins. Three samples from these boulders returned 1.1 g/t Au, 2.2 g/t Au, and 26.6 g/t Au. The altered boulders and subcrop have been traced over 200 meters along a prominent linear feature that is at least 900 meters in length.

Trenches 2, 3, and 5 did not intersect significant zones of mineralization. Reconnaissance geological mapping of these trenches suggests that they are oriented sub-parallel to the direction of mineralization and, consequently, did not adequately test the targeted soil and rock geochemical anomalies.

The company is extremely pleased with the results of the first phase of the trenching program. The program has clearly demonstrated the existence of high-grade gold mineralization in the district and confirmed the potential for a large, high-grade, gold vein system. Furthermore, the increased geological database now allows for a preliminary interpretation of the geometry of mineralized zones to be undertaken. Four styles of mineralization have been identified during the program: 1) high-grade gold veins associated with quartz-sulfide veins, 2) sericite-carbonate altered zones with quartz vein stockworks adjacent to high-grade veins, 3) shallowly dipping quartz-sericite-pyrite shear zones, and 4) quartz +/- feldspar veins associated with intrusive rocks. Styles 1, 2, and 3 show potential for high-grade mineralization, whereas style 4 may have potential for large, low-grade, bulk minable type targets.

Outcrop is sparse over most of the Viking property and mechanical trenching is likely the most cost effective method for early stage exploration of the district. Permitting for the next phase of surface work will begin shortly. This phase will include a major trenching program along with detailed geologic mapping and sampling. A high-resolution satellite image of the district is being acquired to start a structural analysis to aid in the construction of a comprehensive geological model for the mesothermal gold system discovered at Viking.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. A description of the Viking gold project can be found on our website at www.naminco.ca.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was conducted by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo. and Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director



Northern Abitibi Mining
Viking Project
Trench
Access trail
Gold in soil anomaly
500 meters
N
Trench 1
Quartz vein wiith 246.6 g/t Au
adjacent zone with 7m @ 2.2 g/t Au
Trench 3
Trench 2
Shear zone
with 8.5 g/t Au
Access Trail
Trench 5
Trench 4
quartz vein with 18.5 g/t Au
Trench 6
200m long zone
with altered boulders
containing 1.1 to 26.6 g/t Au
within a 900m long lineament
Strong lineament
Outline of
main gold in
soil anomaly
Property Boundary

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 8, 2007**

News Release: **07-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi identifies HIGH GRADE GOLD ZONES including 246.6 g/t (7.9 OPT) GOLD in trenching at Viking

Northern Abitibi Mining Corp. ("Northern Abitibi") is extremely pleased to announce that assay results from its recent trenching program at the Viking property in western Newfoundland have been received. The trenching program has uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 g/t, occurring over an area exceeding 1,500 meters in strike length.

The attached map shows the location of the 6 trenches completed during the program. Trench 1 was excavated over a small outcrop originally discovered by Altius Resources in 2005. Trenching at this location uncovered a 25 cm by 50 cm subcropping boulder of quartz with minor sulfides that contains 246.6 g/t Au (7.93 OPT) and 215.8 g/t Ag (6.94 OPT). This extremely high-grade sample corresponds to a poorly exposed linear gully and the extent and orientation of the vein remains poorly defined. Delineating the extent of this vein will be an important part of the next phase of exploration at Viking. Immediately adjacent to the high-grade sample is a 7 meter wide zone of sericite and carbonate altered augen gneiss containing sheeted and stockwork quartz veins. Chip samples across this zone returned a length weighted average of 2.2 g/t Au over 7 meters in a mineralized halo adjacent to the high-grade zone.

Fifty meters west of the high grade sample, a 1 to 2 meter wide quartz-sericite-pyrite altered deformation zone is partially exposed for 30 meters along strike. Two chip samples across portions of this zone returned 1.1 g/t Au over 0.7 meters, and 1.0 g/t Au over 1.2 meters.

Trench 4, the most easterly of the six trenches at Viking, uncovered a 20 cm wide east-trending quartz-sulfide vein containing 18.5 g/t Au. The access road into trenches 1 to 4 partially uncovered a quartz-sericite-pyrite altered shear zone. A 0.6 meter chip across a portion of this zone contained 8.5 g/t Au.

Table 1. Select sample results from the 2007 trenching program at Viking

Location	Description	Au g/t	Ag g/t
Trench 1	Subcropping quartz-sulfide vein	246.6	215.8
Trench 1	7 meter chip sample across quartz stockwork zone adjacent to vein above	2.2	0.5
Trench 1	0.7 meter chip sample across quartz-sericite-pyrite altered ductile shear zone	1.1	1.1
Trench 1	1.2 meter chip sample across quartz-sericite-pyrite altered ductile shear zone	1.0	1.7
Trench 4	20 cm wide east west trending quartz-sulfide vein	18.5	4.9
Trench 4	10 cm wide clear to white quartz vein in a granite-aplite dike	1.4	0.2
Access Road	0.6 meter chip across quartz-sericite-pyrite altered shear zone	8.5	37.7
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	1.1	6.5
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	2.2	8.2
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	26.6	79.1

Trench 6, the most westerly of the Viking trenches, uncovered numerous large 1 to 2 meter size angular boulders of sericite-carbonate altered fine-grained intrusive rock with sheeted and stockwork quartz veins. Three samples from these boulders returned 1.1 g/t Au, 2.2 g/t Au, and 26.6 g/t Au. The altered boulders and subcrop have been traced over 200 meters along a prominent linear feature that is at least 900 meters in length.

Trenches 2, 3, and 5 did not intersect significant zones of mineralization. Reconnaissance geological mapping of these trenches suggests that they are oriented sub-parallel to the direction of mineralization and, consequently, did not adequately test the targeted soil and rock geochemical anomalies.

The company is extremely pleased with the results of the first phase of the trenching program. The program has clearly demonstrated the existence of high-grade gold mineralization in the district and confirmed the potential for a large, high-grade, gold vein system. Furthermore, the increased geological database now allows for a preliminary interpretation of the geometry of mineralized zones to be undertaken. Four styles of mineralization have been identified during the program: 1) high-grade gold veins associated with quartz-sulfide veins, 2) sericite-carbonate altered zones with quartz vein stockworks adjacent to high-grade veins, 3) shallowly dipping quartz-sericite-pyrite shear zones, and 4) quartz +/- feldspar veins associated with intrusive rocks. Styles 1, 2, and 3 show potential for high-grade mineralization, whereas style 4 may have potential for large, low-grade, bulk minable type targets.

Outcrop is sparse over most of the Viking property and mechanical trenching is likely the most cost effective method for early stage exploration of the district. Permitting for the next phase of surface work will begin shortly. This phase will include a major trenching program along with detailed geologic mapping and sampling. A high-resolution satellite image of the district is being acquired to start a structural analysis to aid in the construction of a comprehensive geological model for the mesothermal gold system discovered at Viking.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. A description of the Viking gold project can be found on our website at www.naminco.ca.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was conducted by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo. and Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director



Northern Abitibi Mining
Viking Project
Trench
Access trail
Gold in soil anomaly
500 meters
N
Access Trail
Trench 1
Quartz vein wiith 246.6 g/t Au
adjacent zone with 7m @ 2.2 g/t Au
Trench 3
Shear zone
with 8.5 g/t Au
Trench 2
Trench 5
Trench 4
quartz vein with 18.5 g/t Au
Trench 6
200m long zone
with altered boulders
containing 1.1 to 26.6 g/t Au
within a 900m long lineament
Strong lineament
Outline of
main gold in
soil anomaly
Property Boundary

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **NOVEMBER 8, 2007**

News Release: **07-14** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

Northern Abitibi identifies HIGH GRADE GOLD ZONES including 246.6 g/t (7.9 OPT) GOLD in trenching at Viking

Northern Abitibi Mining Corp. ("Northern Abitibi") is extremely pleased to announce that assay results from its recent trenching program at the Viking property in western Newfoundland have been received. The trenching program has uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 g/t, occurring over an area exceeding 1,500 meters in strike length.

The attached map shows the location of the 6 trenches completed during the program. Trench 1 was excavated over a small outcrop originally discovered by Altius Resources in 2005. Trenching at this location uncovered a 25 cm by 50 cm subcropping boulder of quartz with minor sulfides that contains 246.6 g/t Au (7.93 OPT) and 215.8 g/t Ag (6.94 OPT). This extremely high-grade sample corresponds to a poorly exposed linear gully and the extent and orientation of the vein remains poorly defined. Delineating the extent of this vein will be an important part of the next phase of exploration at Viking. Immediately adjacent to the high-grade sample is a 7 meter wide zone of sericite and carbonate altered augen gneiss containing sheeted and stockwork quartz veins. Chip samples across this zone returned a length weighted average of 2.2 g/t Au over 7 meters in a mineralized halo adjacent to the high-grade zone.

Fifty meters west of the high grade sample, a 1 to 2 meter wide quartz-sericite-pyrite altered deformation zone is partially exposed for 30 meters along strike. Two chip samples across portions of this zone returned 1.1 g/t Au over 0.7 meters, and 1.0 g/t Au over 1.2 meters.

Trench 4, the most easterly of the six trenches at Viking, uncovered a 20 cm wide east-trending quartz-sulfide vein containing 18.5 g/t Au. The access road into trenches 1 to 4 partially uncovered a quartz-sericite-pyrite altered shear zone. A 0.6 meter chip across a portion of this zone contained 8.5 g/t Au.

Table 1. Select sample results from the 2007 trenching program at Viking

Location	Description	Au g/t	Ag g/t
Trench 1	Subcropping quartz-sulfide vein	246.6	215.8
Trench 1	7 meter chip sample across quartz stockwork zone adjacent to vein above	2.2	0.5
Trench 1	0.7 meter chip sample across quartz-sericite-pyrite altered ductile shear zone	1.1	1.1
Trench 1	1.2 meter chip sample across quartz-sericite-pyrite altered ductile shear zone	1.0	1.7
Trench 4	20 cm wide east west trending quartz-sulfide vein	18.5	4.9
Trench 4	10 cm wide clear to white quartz vein in a granite-aplite dike	1.4	0.2
Access Road	0.6 meter chip across quartz-sericite-pyrite altered shear zone	8.5	37.7
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	1.1	6.5
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	2.2	8.2
Trench 6	Sericite-carbonate altered fine grained intrusive with quartz veinlets	26.6	79.1

Trench 6, the most westerly of the Viking trenches, uncovered numerous large 1 to 2 meter size angular boulders of sericite-carbonate altered fine-grained intrusive rock with sheeted and stockwork quartz veins. Three samples from these boulders returned 1.1 g/t Au, 2.2 g/t Au, and 26.6 g/t Au. The altered boulders and subcrop have been traced over 200 meters along a prominent linear feature that is at least 900 meters in length.

Trenches 2, 3, and 5 did not intersect significant zones of mineralization. Reconnaissance geological mapping of these trenches suggests that they are oriented sub-parallel to the direction of mineralization and, consequently, did not adequately test the targeted soil and rock geochemical anomalies.

The company is extremely pleased with the results of the first phase of the trenching program. The program has clearly demonstrated the existence of high-grade gold mineralization in the district and confirmed the potential for a large, high-grade, gold vein system. Furthermore, the increased geological database now allows for a preliminary interpretation of the geometry of mineralized zones to be undertaken. Four styles of mineralization have been identified during the program: 1) high-grade gold veins associated with quartz-sulfide veins, 2) sericite-carbonate altered zones with quartz vein stockworks adjacent to high-grade veins, 3) shallowly dipping quartz-sericite-pyrite shear zones, and 4) quartz +/- feldspar veins associated with intrusive rocks. Styles 1, 2, and 3 show potential for high-grade mineralization, whereas style 4 may have potential for large, low-grade, bulk minable type targets.

Outcrop is sparse over most of the Viking property and mechanical trenching is likely the most cost effective method for early stage exploration of the district. Permitting for the next phase of surface work will begin shortly. This phase will include a major trenching program along with detailed geologic mapping and sampling. A high-resolution satellite image of the district is being acquired to start a structural analysis to aid in the construction of a comprehensive geological model for the mesothermal gold system discovered at Viking.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. A description of the Viking gold project can be found on our website at www.naminco.ca.

Rock samples were delivered to Eastern Analytical Ltd. in Springdale, Newfoundland for analyses. Gold was assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). The field program was conducted by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P. Geo. and Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director


Northern Abitibi Mining
Viking Project
Trench
Access trail
Gold in soil anomaly
500 meters
N
Access Trail
Trench 1
Quartz vein with 246.6 g/t Au
adjacent zone with 7m @ 2.2 g/t Au
Trench 3
Shear zone
with 8.5 g/t Au
Trench 2
Trench 5
Trench 4
quartz vein with 18.5 g/t Au
Trench 6
200m long zone
with altered boulders
containing 1.1 to 26.6 g/t Au
within a 900m long lineament
Strong lineament
Outline of
main gold in
soil anomaly
Property Boundary

END